Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143143

MARSHALL & ILSLEY CORPORATION

770 North Water Street Milwaukee, Wisconsin 53202

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS—INFORMATION STATEMENT YOUR VOTE IS VERY IMPORTANT

TO THE SHAREHOLDERS OF MARSHALL & ILSLEY CORPORATION:

On or about September 24, 2007, Marshall & Ilsley Corporation, which we refer to as “Marshall & Ilsley,” mailed to you a proxy statement/prospectus—information statement relating to a special meeting of Marshall & Ilsley’s shareholders scheduled to be held on October 25, 2007 at the corporate headquarters of Marshall & Ilsley Corporation, 770 North Water Street, Third Floor, Milwaukee, Wisconsin at 10:00 a.m., local time.

Due to changes in the credit markets, we have agreed to modify the anticipated terms of the credit facility to be entered into by Metavante Corporation, which we refer to as “Metavante,” described in the proxy statement/prospectus—information statement dated September 20, 2007, which we refer to as the “proxy statement/prospectus—information statement.” This supplement describes the modifications to the anticipated terms of the credit facility and provides other information.

The information contained in this supplement replaces and supersedes any inconsistent information in the proxy statement/prospectus—information statement. Except as described in this supplement, the information provided in the proxy statement/prospectus—information statement continues to apply.

The Board of Directors of Marshall & Ilsley has unanimously adopted and approved the investment agreement and the transactions contemplated by the investment agreement and continues to recommend that Marshall & Ilsley shareholders vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, and “FOR” the proposal to approve any adjournments of the special meeting for the purpose of soliciting additional proxies or for any other purpose, in each case as described in the proxy statement/prospectus—information statement. Your vote is very important. We cannot hold the special meeting of shareholders unless holders of a majority of the outstanding shares of Marshall & Ilsley common stock are present in person or by proxy. We cannot complete the transactions unless Marshall & Ilsley shareholders approve and adopt the investment agreement and the transactions contemplated by the investment agreement by the affirmative vote of a majority of the outstanding shares of Marshall & Ilsley common stock. Therefore, whether or not you expect to attend the special meeting in person, you are urged to vote by completing and returning the proxy that was previously delivered to you, by a telephone vote or by voting electronically via the Internet, in each case as described in the proxy statement/prospectus—information statement.

Please review this supplement together with the proxy statement/prospectus—information statement carefully. You should also carefully consider the matters discussed under “Risk Factors” beginning on page 32 of the proxy statement/prospectus—information statement before voting.

On behalf of the Board of Directors of Marshall & Ilsley, I thank you for your support and appreciate your consideration of this important matter.

DENNIS J. KUESTER, Chairman of the Board

October 10, 2007

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transactions, including the holding company merger, the New Metavante share issuance or any other transaction described in this supplement or the proxy statement/prospectus—information statement or passed upon the adequacy or accuracy of this supplement or the proxy statement/prospectus—information statement. Any representation to the contrary is a criminal offense.

This supplement is dated October 10, 2007, and is first being mailed to Marshall & Ilsley shareholders on or about October 11, 2007.

ADDITIONAL INFORMATION

The proxy statement/prospectus—information statement, as supplemented by this supplement, constitutes a proxy statement of Marshall & Ilsley with respect to the solicitation of proxies by Marshall & Ilsley for the Marshall & Ilsley special meeting described therein, a prospectus of Metavante Holding Company, which we refer to as “New Metavante,” for the shares of New Metavante common stock that New Metavante will issue to Marshall & Ilsley shareholders in the holding company merger described therein and an information statement of New Metavante relating to the distribution of shares of New M&I Corporation, which we refer to as “New Marshall & Ilsley,” to holders of New Metavante common stock as described therein. As permitted under the rules of the Securities and Exchange Commission, which we refer to as the “SEC,” the proxy statement/prospectus—information statement incorporates important business and financial information about Marshall & Ilsley that is contained in documents filed with the SEC that are not included in or delivered with the proxy statement/prospectus—information statement. You may obtain copies of these documents, without charge, from the web site maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page 4 of this supplement. You also may obtain copies of these documents, without charge, from Marshall & Ilsley by writing or calling:

Shareholder Relations

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

You may also obtain documents incorporated by reference into the proxy statement/prospectus—information statement by requesting them in writing or by telephone from the proxy solicitor for the transactions, at the following address and telephone number:

Morrow & Co., Inc.

470 West Avenue

Stamford, CT 06902

(800) 607-0088

To receive timely delivery of requested documents in advance of the Marshall & Ilsley special meeting, you should make your request no later than October 18, 2007.

VOTING BY TELEPHONE, OVER THE INTERNET OR BY MAIL

Marshall & Ilsley shareholders of record as of the record date for the Marshall & Ilsley special meeting may submit their proxies:

•	by telephone, by calling the toll-free number (866) 894-0537 in the United States or Canada on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at http://www.continentalstock.com and following the instructions on the website; or

•	by mail, by completing the proxy card that was previously provided to you, signing and dating the proxy card and returning the proxy card in the postage-paid envelope that accompanied that proxy card.

If your shares of Marshall & Ilsley common stock are held in “street name” (through a broker, bank or other nominee), you may receive a separate voting instruction with the proxy statement/prospectus—information statement, or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephonically, or what is required to vote your shares in person at the special meeting.

INFORMATION ABOUT THE ANTICIPATED TERMS OF DEBT FINANCING

On October 5, 2007, Metavante and J.P. Morgan Securities Inc., which we refer to as “JPMorgan,” JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc. and Baird Financial Corporation and certain of their respective affiliates, which we refer to as the “lenders,” agreed to certain terms, which we refer to as the “credit facility terms,” to be contained in the definitive documentation relating to the term loan facility and the revolving credit facility, which we refer to collectively as the “credit facility,” provided for in the commitment letter dated as of May 10, 2007 among Metavante and the lenders, which we refer to as the “commitment letter.” Pursuant to the commitment letter, the lenders committed to provide the credit facility to Metavante in connection with the previously announced separation of Marshall & Ilsley and Metavante into two publicly-traded companies, which we refer to as the “transactions.” The credit facility terms revise certain terms to be set forth in the credit facility that are described in the proxy statement/prospectus—information statement.

Under the credit facility terms, the interest rates applicable to the loans under the term loan facility will be based on a fluctuating interest rate measured by reference to either, at Metavante’s option, (i) adjusted London inter-bank offered rate (“LIBOR”) (adjusted for maximum reserves), plus an initial borrowing margin of 1.75% or (ii) an alternate base rate plus an initial borrowing margin of 0.75%. The interest rate margins on the term loan facility will, so long as no default shall have occurred and be continuing, be subject to a single step down based on Metavante’s meeting a leverage based test. Overdue amounts on the term loan facility will bear interest at a rate that is 2% higher than the rate otherwise applicable. The interest rates applicable to the loans under the revolving credit facility will be based on a fluctuating rate of interest measured by reference to either, at Metavante’s option, (1) adjusted LIBOR (adjusted for maximum reserves), plus an initial borrowing margin of 1.625% or (2) an alternate base rate plus an initial borrowing margin of 0.625%. The interest rate margins on the revolving credit facility will be subject to two step downs based on Metavante’s meeting leverage based tests. Overdue amounts will bear interest at a rate that is 2% higher than the rate otherwise applicable. There will be no “market flex” provision applicable to the interest rates on the term loan facility or the revolving credit facility.

Metavante will be permitted to add one or more incremental term loan facilities or to increase the revolving credit facility, which we refer to collectively as the “incremental facilities,” up to an aggregate amount of $350 million for all incremental facilities. No lender is committed to provide or participate in any such incremental facility, and the pricing and other terms of any such incremental facility would have to be negotiated with any lender or lenders, if any, willing to provide or participate in such incremental facility. No incremental facility could be entered into if a default or event of default exists or would be created thereby, and any term loan that is part of an incremental facility would have to have a maturity date no earlier than the maturity date for the term loan facility and a weighted average life no shorter than that of the term loan facility. If the interest rate margin applicable to any incremental facility is more than 0.25% per annum higher than the interest rate margin applicable to the term loan facility, the interest rate margin applicable to the term loan facility will be adjusted to equal the interest rate margin applicable to the incremental facility minus 0.25% per annum.

The lenders will receive (i) fees on the unutilized portion of commitments under the revolving credit facility at a rate of 0.50% per annum, (ii) a letter of credit fee on the stated amount of issued and undrawn letters of credit at a rate equal to the LIBOR margin under the revolving credit facility and a fronting fee of 0.125% per annum to the issuing lender, (iii) underwriting, financing advisory, arrangement and closing fees of approximately $40 million (approximately one-half of which will be paid by Marshall & Ilsley), subject to reduction by fees paid to other lenders participating in the syndication of the credit facility, and (iv) an annual administration fee in an amount equal to $150,000 per year (which amount will be received by JPMorgan, as administrative agent). JPMorgan’s portion of the underwriting, financing advisory, arrangement and closing fees relating to the credit facility will be approximately $14 million, subject to the reductions referred to above.

The credit facility will contain a covenant prohibiting Metavante from exceeding a consolidated leverage ratio (defined as the ratio of consolidated total net debt to consolidated EBITDA) as of the last day of any period of four consecutive quarters ending during the periods set forth below:

Period	Consolidated Leverage Ratio
January 1, 2008 – June 30, 2008	5.00 : 1.00

July 1, 2008 – September 30, 2008	4.75 : 1.00

October 1, 2008 – March 31, 2009	4.50 : 1.00

April 1, 2009 – September 30, 2009	4.25 : 1.00

October 1, 2009 – March 31, 2010	4.00 : 1.00

April 1, 2010 – December 31, 2010	3.75 : 1.00

January 1, 2011 and thereafter	3.50 : 1.00

The covenant will apply commencing with the fiscal quarter ending March 31, 2008, irrespective of whether any amounts are drawn under the revolving credit facility.

The definitive documentation with respect to the credit facility is expected to be consistent with the commitment letter, as supplemented by the credit facility terms, and is expected to be entered into on or prior to the date of the closing of the transactions.

The foregoing summary of certain provisions expected to be included in the credit facility reflects the current expectation of Metavante as to the form of the credit facility. Because the credit facility has not yet been executed, the actual terms of the credit facility may differ from those described above.

OTHER INFORMATION

As of September 19, 2007, the record date for the special meeting, there were approximately 13,850 holders of record of Marshall & Ilsley common stock.

Marshall & Ilsley does not currently expect to hold a 2008 annual meeting of shareholders because Marshall & Ilsley will not be a separate publicly traded company if the transactions have been completed. If the transactions are not completed and such a meeting is held, the 2008 annual meeting of Marshall & Ilsley shareholders will take place on April 22, 2008, and in accordance with Marshall & Ilsley’s by-laws, nominations, other than by or at the direction of the board of directors, of candidates for election as directors at such annual meeting of shareholders and any other shareholder proposed business to be brought before such annual meeting of shareholders must be submitted to Marshall & Ilsley no later than January 25, 2008. Shareholder proposed nominations and other shareholder proposed business in respect of such annual meeting must be made in accordance with Marshall & Ilsley’s by-laws which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. If the transactions are not completed and the 2008 annual meeting of Marshal & Ilsley shareholders is held, to be considered for inclusion in the proxy statement solicited by the Marshall & Ilsley Board in respect of such meeting, shareholder proposals for consideration at such annual meeting of shareholders of Marshall & Ilsley must be received by Marshall & Ilsley at its principal executive offices, 770 North Water Street, Milwaukee, Wisconsin 53202 on or before November 17, 2007. Such proposals should be directed to Ms. Gina M. McBride, Vice President and Corporate Secretary. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

If the transactions are completed, the New Marshall & Ilsley 2008 annual meeting of shareholders is expected to be held on April 22, 2008. In accordance with New Marshall & Ilsley’s amended and restated by-laws, nominations, other than by or at the direction of the board of directors of New Marshall & Ilsley, of candidates for election as directors at the 2008 annual meeting of shareholders and any other shareholder proposed business to be brought before the 2008 annual meeting of shareholders must be submitted to New Marshall & Ilsley no later than January 25, 2008. Shareholder proposed nominations and other shareholder proposed business must be made in accordance with New Marshall & Ilsley’s amended and restated by-laws which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. To be considered for inclusion in the proxy statement solicited by the board of directors of New Marshall & Ilsley, shareholder proposals for consideration at the 2008 annual meeting of shareholders of New Marshall & Ilsley must be received by New Marshall & Ilsley at its principal executive offices, 770 North Water Street, Milwaukee, Wisconsin 53202 on or before November 17, 2007. Proposals should be directed to Ms. Gina M. McBride, Vice President and Corporate Secretary. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

WHERE YOU CAN FIND MORE INFORMATION

New Metavante has filed a registration statement on Form S-4 to register with the SEC the shares of New Metavante common stock to be issued in connection with the holding company merger. This document is a part of that registration statement and constitutes a supplement to the prospectus of New Metavante in addition to being a supplement to the proxy statement of Marshall & Ilsley for the special meeting of the Marshall & Ilsley shareholders. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Marshall & Ilsley (File No. 1-15403) files reports (including annual reports which contain audited financial statements), proxy statements and other information with the SEC. You may read and copy this information at the following locations of the SEC:

Public Reference Room 100 F Street, N.E. Room 1024 Washington, D.C. 20549	Northeast Regional Office 223 Broadway New York, New York 10279	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Marshall & Ilsley, that file information electronically with the SEC. The address of that site is http://www.sec.gov.

You can also request copies of this information from Marshall & Ilsley by making a request to:

Shareholder Relations

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

Marshall & Ilsley’s address on the world wide web is http://www.micorp.com. The information on that web site is not a part of this document.

You can also inspect reports, proxy statements and other information about Marshall & Ilsley at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows Marshall & Ilsley to “incorporate by reference” information into this supplement and the proxy statement/prospectus—information statement. This means that Marshall & Ilsley can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about Marshall & Ilsley and its financial condition. The information incorporated by reference is considered to be a part of this supplement and the proxy statement/prospectus—information statement. Information that Marshall & Ilsley files later with the SEC will automatically update and supersede this information.

This supplement and the proxy statement/prospectus—information statement incorporate by reference the documents listed below that Marshall & Ilsley has previously filed with the SEC (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended). They contain important information about Marshall & Ilsley and its financial condition.

Marshall & Ilsley Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Reports on Form 10-Q	First quarter ended March 31, 2007, Second quarter ended June 30, 2007

Current Reports on Form 8-K	January 16, 2007 (reporting on item 8.01), February 12, 2007, April 4, 2007, April 9, 2007, April 24, 2007, May 2, 2007, July 2, 2007, July 9, 2007, August 13, 2007, September 5, 2007 and October 9, 2007

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

Additional documents that Marshall & Ilsley may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the closing date of the transactions are also incorporated by reference (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

In deciding how to vote on the investment agreement and the transactions contemplated thereby, including the holding company merger and the New Metavante share issuance, you should rely only on the information contained or incorporated by reference in this supplement and the proxy statement/prospectus—information statement. Marshall & Ilsley has not authorized any person to provide you with any information that is different from what is contained in this supplement and the proxy statement/prospectus—information statement. This supplement is dated October 10, 2007. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing to you of this document nor the issuance to you of shares of Marshall & Ilsley common stock will create any implication to the contrary.

The website addresses referred to in this supplement and the proxy statement/prospectus—information statement are for information only and are not intended to incorporate any information into this supplement or the proxy statement/prospectus-information statement.